650 LIBERTY AVENUE, UNION, NJ 07083

April 13, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, DC 20549

Attention:      Brian Fetterolf

Mara Ransom

Re:	Bed Bath & Beyond Inc.

Preliminary Prospectus Supplement

Filed February 6, 2023, as updated February 9, 2023

File No. 333-267173

Dear Mr. Fetterolf and Ms. Ransom,

Bed Bath & Beyond Inc. (the “Company”) sets forth below our response to the letter, dated February 23, 2023, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Preliminary Prospectus Supplement, filed with the Commission on February 6, 2023, as updated by the Final Prospectus Supplement, filed with the Commission on February 9, 2023 (as so updated, the “Prospectus Supplement”), and the Free Writing Prospectus, dated February 7, 2023, filed with the Commission on February 7, 2023 (the “Free Writing Prospectus”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Company’s responses immediately below the Staff’s comments.

In connection therewith, the Company intended to file a Current Report on Form 8-K (the “Current Report”) to supplement the Prospectus Supplement and the Free Writing Prospectus in response to the Staff’s comments. The draft Current Report is filed as Annex A hereto. Notwithstanding the response provided hereby, the Company believes that the disclosure in the Prospectus Supplement, together with the Free Writing Prospectus, fully complies with applicable law. The Company notes that it entered into an exchange agreement (the “Exchange Agreement”) on March 30, 2023 with the holder (the “Holder”) of the warrants (the “Series A Convertible Preferred Stock Warrants”) to purchase shares of the Series A convertible preferred stock (the “Series A Convertible Preferred Stock”) pursuant to which the Company exchanged the Series A Convertible Preferred Stock Warrants to purchase 70,004 shares of the Series A Convertible Preferred Stock for 10,000,000 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), and rights to receive 5,000,000 shares of Common Stock upon the receipt of shareholder approval of a proposal to effectuate a reverse stock split of the Common Stock to be presented to shareholders at a special meeting of shareholders on May 9, 2023. The Company also granted to the Holder a right to participate, subject to the terms set forth in the Exchange Agreement, in certain future equity or equity-linked offerings of the Company for a period of two years from the date of the Exchange Agreement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Prospectus Supplement.

Securities and Exchange Commission

April 13, 2023

Preliminary Prospectus Supplement dated February 6, 2023, updated February 9, 2023
Cover Page

1.

Staff’s comment: We note your disclosure on page S-8 that “[t]he investors in this offering may potentially make a significant profit with the resale of the securities they purchase in this offering depending on the trading price of [y]our securities at the time of a sale and the purchase price of such securities by them,” and that “[w]hile the investors in this offering may experience a positive rate of return based on the trading price of [y]our securities, the existing holders of [y]our common stock may not experience a similar rate of return on the shares of common stock they purchased due to differences in the applicable purchase price and trading price.” Please provide comparable disclosure here and revise to clarify that investors will have the ability to acquire the common shares underlying the securities issued in this offering at a discount to the market price, so long as the market price does not fall below $0.7160.

Response: The Company acknowledges the Staff’s comment and has supplemented the disclosure provided on the cover page of the Prospectus Supplement accordingly, as shown in paragraph numbered 1 of the Current Report.

2.

Staff’s comment: Revise to state, as you do on pages S-3 and S-8, that if the Transactions are not consummated, the company expects it will likely file for bankruptcy protection, and investors will likely receive no recovery for any of the securities offered by this registration statement.

Response: The Company acknowledges the Staff’s comment and has supplemented the disclosure provided on the cover page of the Prospectus Supplement accordingly, as shown in paragraph numbered 1 of the Current Report.

“Future issuances of equity or debt securities by us may adversely affect the market price of our common stock”

3.

Staff’s comment: We note your disclosure that you “believe [you] will have 900.0 million shares of common stock outstanding immediately after this offering and giving effect to the exercise or conversion, as applicable . . . .” Please revise to provide a reasonable basis for such disclosure and in particular explain why you are assuming the use of the Conversion Price of $6.15 in your estimate. To balance your estimate of 900.0 million shares and provide shareholders with a more complete picture of your outstanding share count, please also quantify the expected outstanding number of shares assuming conversion of the Series A Convertible Preferred Stock issued and outstanding as well as such shares underlying the Preferred Stock Warrants, based on Alternative Conversions Prices of both $0.7160 and 92.0% of the lowest VWAP of your common stock for the applicable ten day period. Revise using the trading price of the latest practicable date.

Response: The Company acknowledges the Staff’s comment and has supplemented the disclosure provided under “Future issuances of equity or debt securities by us may adversely affect the market price of our common stock” accordingly, as shown in paragraph numbered 8 of the Current Report.

Securities and Exchange Commission

April 13, 2023

4.

Staff’s comment: Please elaborate upon the risk you discuss here as it relates to sufficient authorized shares of common stock for future tranches to specify how much capacity remains and what your intentions are, if any, as it relates to seeking shareholder approval to amend your charter. Please explain the consequences if you cannot obtain stockholder approval. Also, counsel’s legal opinion, attached as an exhibit to your current report on Form 8-K filed February 7, 2023, appears to omit to opine as to the common stock to be issued pursuant to the Preferred Stock Warrants and Common Stock Warrants, as well as the Series A Convertible Preferred Stock to be issued pursuant to the Preferred Stock Warrants, even though such securities were registered. Please revise or advise.

Response: The Company acknowledges the Staff’s comment and has supplemented the disclosure provided under “Future issuances of equity or debt securities by us may adversely affect the market price of our common stock” accordingly, as shown in paragraph numbered 8 of the Current Report. The Company respectfully advises the Staff that paragraph numbered 2 from the opinion of Kirkland & Ellis LLP filed as Exhibit 5.1 to the Company’s Current Report on Form 8-K filed with the Commission on February 7, 2023 (the “Kirkland Opinion”) covers the common stock to be issued pursuant to the Series A Convertible Preferred Stock (including the Series A Convertible Preferred Stock underlying the Preferred Stock Warrants) and the Common Stock Warrants and paragraph numbered 3 of the Kirkland Opinion covers the issuance of the Series A Convertible Preferred Stock to be issued pursuant to the Preferred Stock Warrants.

“Nasdaq may delist our common stock from quotation on its exchange...”

5.

Staff’s comment: We note your disclosure that if “Nasdaq considers that the offering contemplated hereby does not qualify as a “public offering,” [y]our common stock may be suspended and/or delisted. Please supplementally explain why your offering should be considered a “public offering” for the purpose of the Nasdaq listing standards. Please tell us whether this matter was discussed with Nasdaq and the outcome of those discussions. If such discussions occurred, please provide the name of the Nasdaq representative.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company determined that the offering qualifies as a public offering under the factors set forth in Nasdaq Listing Rule IM-5635-3 (“Definition of a Public Offering”) because (i) the offering was a firm commitment offering of registered securities, (ii) the offering was broadly marketed to over 160 investors in accordance with the underwriter’s book building process, (iii) the purchasers included 29 investors on the basis of demand for more than double the amount of securities offered by the Company, (iv) the discount to the market is in a range consistent with underwritten offerings of comparable companies and (v) the Company did not exercise control over the offering. The Company received correspondence from the staff of The Nasdaq Stock Market on February 10, 2023 requesting the Company’s public offering analysis, which the Company provided on February 17, 2023. The Company will supplementally provide to the Staff the contact information for the Nasdaq representative.

Securities and Exchange Commission

April 13, 2023

“The issuance of the securities in this offering will significantly dilute the ownership interest of the existing holders...”

6.

Staff’s comment: We note your disclosure that “[y]our public float will be significantly increased and the market price of [y]our common stock could decline significantly as a result of subsequent sales of the shares of common stock issued in this offering, which could occur at any time, or the perception that such sales may occur.” To provide investors with a complete picture of how this offering may impact your public float and the related dilution risks, please disclose the total amount of underlying common shares that may be issued as a result of this offering, and quantify what percentage such shares would constitute of your public float assuming the resale of all such shares. Provide comparable disclosure in your risk factor on page S-16 entitled “The market price of our common stock could decline . . . ,” so as to highlight the significant negative impact sales of such shares could have on the public trading price of your common stock, and also discuss there the risk that investors may further purchase the “[s]hares having an aggregate offering price of $105.6 million [which] remained unsold under the ATM program as of the end of fiscal December 2022,” as disclosed on page 34 of your current report on Form 10-Q filed January 26, 2023.

Response: The Company acknowledges the Staff’s comment and has supplemented the disclosure provided under “The issuance of the securities in this offering will significantly dilute the ownership interest of the existing holders of our common stock, and the market price of our common stock will likely decline significantly as a result of sales of such securities into the public market by investors in this offering and subsequent investors or the perception that such sales may occur” and “The market price of our common stock could decline due to the large number of outstanding shares of our common stock that may become available for future sale” accordingly, as shown in paragraphs numbered 6 and 9, respectively, of the Current Report. The Company respectfully advises the Staff that it does not intend to use the ATM program discussed in the Company’s Quarterly Report on Form 10-Q filed with the Commission on January 26, 2023 and therefore does not expect to issue any additional shares thereunder.

Securities and Exchange Commission

April 13, 2023

7.

Staff’s comment: Please explain how the investors “in this offering may potentially make a significant profit with the resale of the securities they purchase” by explaining and quantifying the discount associated with the conversion feature of the Series A Convertible Preferred Stock you issued. In particular, explain and quantify the discount to be received by “the holder that purchased at least 20,000 shares of Series A Convertible Preferred Stock in this offering” whom you discuss on page S-24.

Response: The Company acknowledges the Staff’s comment and has supplemented the disclosure provided under “The issuance of the securities in this offering will significantly dilute the ownership interest of the existing holders of our common stock, and the market price of our common stock will likely decline significantly as a result of sales of such securities into the public market by investors in this offering and subsequent investors or the perception that such sales may occur” accordingly, as shown in paragraph numbered 6 of the Current Report.

“Trading in our securities is highly speculative, and we may be required to file for bankruptcy protection...”

8.	Staff’s comment: Please revise this risk factor to clarify your reference to “equity holders” and distinguish between holders of common stock and the overlying equity you issued in this offering.

Response: The Company acknowledges the Staff’s comment and has supplemented the disclosure provided under “Trading in our securities is highly speculative, and we may be required to file for bankruptcy protection even if the Transactions are fully consummated” and “We need the proceeds from the Transactions to pay our outstanding obligations under our Credit Facilities and Senior Notes and to operate our business, and we expect that we will likely file for bankruptcy protection if the Transactions are not consummated” accordingly, as shown in paragraphs numbered 7 and 4, respectively, of the Current Report.

Securities and Exchange Commission

April 13, 2023

Issuer Free Writing Prospectus dated February 7, 2023, filed February 7, 2023

9.

Staff’s comment: Please revise to explain how you arrived at the Alternate Conversion Price of $2.3727 and also explain how you used such price to arrive at the number of Common Stock Warrants issued in this offering. In this regard, we note your disclosure that the number of Common Stock Warrants issued in this offering depends in-part on “the Alternate Conversion Price (as measured as of the date of pricing of this Offering).”

Response: The Company acknowledges the Staff’s comment and has supplemented the disclosure provided in the Free Writing Prospectus accordingly, as shown in paragraph numbered 12 of the Current Report.

10.

Staff’s comment: We note that your Pricing Term Sheet discloses that, using an Alternate Conversion Price of $2.3727, there would be 99,822,986 shares of Common Stock underlying the 23,685 shares of Series A Convertible Preferred Stock issued, as well as 95,387,533 shares of common stock underlying the 95,387,533 Common Stock Warrants issued. However, you do not appear to disclose the number of common shares that ultimately underlie the 84,216 Preferred Stock Warrants; please disclose such amount.

Response: The Company acknowledges the Staff’s comment and has supplemented the disclosure provided in the Free Writing Prospectus accordingly, as shown in paragraph numbered 11 of the Current Report.

Prospectus Supplement Summary

11.

Staff’s comment: We note your disclosure that you “will be required to use availability under [your] Credit Facilities to make the Notes Interest Payment by March 3, 2023,” as well as your disclosure that you “may continue to borrow under [your] ABL Facility subject to availability thereunder.” Please revise your disclosure to provide investors with a complete picture of how the proceeds of this offering were used, your upcoming payment obligations, including the upcoming interest payment due on the Senior Notes, and any available capacity under the Credit Facilities, including a more detailed discussion of the “additional operational covenants” agreed upon pursuant to the Amended Credit Agreement and how such covenants will impact such capacity.

Securities and Exchange Commission

April 13, 2023

Response: The Company acknowledges the Staff’s comment and has supplemented the disclosure provided in the Prospectus Supplement under “Prospectus Supplement Summary––Recent Developments––Acceleration under ABL Facility and Amendment” accordingly, as shown in paragraph numbered 2 of the Current Report. The Company has also provided additional disclosure under “Recent Developments––Exercises of Series A Convertible Preferred Stock Warrants” and “Recent Developments––Payment of Interest on Senior Notes” in the Current Report to address the Staff’s comment.

12.

Staff’s comment: With a view to understanding the amount and use of future proceeds to be received from the sale of securities in this offering, please quantify the amount of proceeds that you may raise on or shortly after February 27, 2023 by requiring certain holders to exercise the maximum permissible amount of preferred stock warrants at such time, and discuss the extent to which you may rely upon such forced exercise to satisfy your upcoming payment obligations. Last, explain under what circumstances you can force an exercise, and also quantify the expected amounts to be received and at what corresponding time over the next ten months.

Response: The Company acknowledges the Staff’s comment and has provided supplemental disclosure under “Recent Developments––Exercises of Series A Convertible Preferred Stock Warrants” and “Recent Developments––Payment of Interest on Senior Notes” in the Current Report to address the Staff’s comment.

Risk Factors

“If the Transactions are not consummated, we expect that we will likely file for bankruptcy protection”

13.

Staff’s comment: Please revise to provide a more detailed discussion of the extent that you may rely upon proceeds from future forced exercises to avoid bankruptcy, and whether you will likely utilize total possible proceeds in an amount to exceed $1 billion, with a view to clarifying your reference to “fully” consummating the Transactions. In your disclosure, please revise to narratively discuss the price and volume limitation conditions to raising proceeds in multiple subsequent closings.

Response: The Company acknowledges the Staff’s comment and has supplemented the disclosure provided under “If the Transactions are not consummated, we expect that we will likely file for bankruptcy protection” accordingly, as shown in paragraph numbered 5 of the Current Report.

Use of Proceeds

14.

Staff’s comment: We note your disclosure that “proceeds from the exercise of Series A Convertible Preferred Stock Warrants will be used to further repay outstanding amounts under the ABL Facility with 50% of such exercise amounts being applied against the borrowing base of the ABL Facility.” Please revise to disclose that such use of proceeds does not apply to proceeds raised “in connection with the first and second Forced Exercise Dates,” as you disclose on page S-2. Make conforming changes on page S-5.

Securities and Exchange Commission

April 13, 2023

Response: The Company acknowledges the Staff’s comment and has supplemented the disclosure provided under “The Offering—Use of Proceeds” and “Use of Proceeds” accordingly, as shown in paragraphs numbered 3 and 10, respectively, of the Current Report.

* * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please direct any such requests or questions to Sophia Hudson, P.C. of Kirkland & Ellis LLP at (212) 446-4750 or sophia.hudson@kirkland.com.

Sincerely,

/s/ David M. Kastin
David M. Kastin
Executive Vice President, Chief Legal Officer & Corporate Secretary
Bed Bath & Beyond Inc.

VIA EMAIL

cc:	Sue Gove, President & Chief Executive Officer

Bed Bath & Beyond Inc.

Sophia Hudson, P.C.

Christian O. Nagler, P.C.

Tamar Donikyan

Kirkland & Ellis LLP

ANNEX A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): [●], 2023

BED BATH & BEYOND INC.

(Exact name of registrant as specified in its charter)

New York	0-20214	11-2250488
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

650 Liberty Avenue, Union, New Jersey 07083

(Address of principal executive offices) (Zip Code)

(908) 688-0888

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $0.01 par value	BBBY	The Nasdaq Stock Market LLC
(Nasdaq Global Select Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

Recent Developments

Exercises of Series A Convertible Preferred Stock Warrants

During February 2023, the holder of the Warrants to Purchase Series A Convertible Preferred Stock (as amended to the date hereof, the “Series A Convertible Preferred Stock Warrants”) of Bed Bath & Beyond Inc. (the “Company”) exercised a portion of such warrants for 5,000 shares of the Company’s Series A Convertible Preferred Stock (the “Series A Convertible Preferred Stock”) for aggregate proceeds of $47.5 million (the “February Voluntary Exercise”). Under the terms of the Series A Convertible Preferred Stock Warrants, for so long as no Equity Conditions Failure (as defined therein) then exists (unless waived in writing by the holder), on or after February 27, 2023, the Company could force the holder of the Series A Convertible Preferred Stock Warrants to exercise a portion of the Series A Convertible Preferred Stock Warrants for 5,527 shares of the Series A Convertible Preferred Stock (which corresponds to 10,527 shares of the Series A Convertible Preferred Stock less 5,000 shares of the Series A Convertible Preferred Stock previously issued in connection with the February Voluntary Exercise), for aggregate proceeds of approximately $52.5 million. The Company exercised such right on March 7, 2023 (the “First Forced Exercise”). In addition, on March 7, 2023, the holder of the Series A Convertible Preferred Stock Warrants exercised a portion of the Series A Convertible Preferred Stock Warrants for 3,685 shares of the Series A Convertible Preferred Stock, for aggregate proceeds of approximately $35 million (the “March Voluntary Additional Exercise”). Thereafter, at each time on or after the period set forth in the Series A Convertible Preferred Stock Warrants after the prior forced exercise, for so long as no Equity Conditions Failure then exists (unless waived in writing by the holder), the Company can require the holder of the Series A Convertible Preferred Stock Warrants to exercise 10,527 shares of the Series A Convertible Preferred Stock (less any share issued in connection with any voluntary exercise by such holder during such period set forth therein) for an exercise price of $9,500 per share (which represents approximately $100 million of gross proceeds for each forced exercise), until the 84,216 shares of the Series A Convertible Preferred Stock underlying the Series A Convertible Preferred Stock Warrants are all issued.

As of the date hereof, the Company has received an aggregate of $135.0 million of proceeds from exercises of the Series A Convertible Preferred Stock Warrants reflecting proceeds from the February Voluntary Exercise, the First Forced Exercise and the March Voluntary Additional Exercise, for an aggregate amount of $360.0 million of proceeds received by the Company since, and including $225.0 million of proceeds received in connection with, the closing of the previously announced public offering of certain of the Company’s securities on February 7, 2023 (the “Public Offering”). In connection with such exercises of the Series A Convertible Preferred Stock Warrants, the Company issued an aggregate of 14,212 shares of Series A Convertible Preferred Stock. The First Forced Exercise and the March Voluntary Additional Exercise received satisfy the March Funding Requirement under that certain Amended and Restated Credit Agreement, dated as of August 9, 2021 (as amended or otherwise modified to date, including by that certain Second Amendment to Amended and Restated Credit Agreement and Waiver, dated as of February 7, 2023 (the “Credit Agreement”), and as further amended by the waiver and amendment to the Credit Agreement, dated as March 6, 2023). The Company has used proceeds received to date to repay outstanding revolving loans, creating additional liquidity opportunities to support business operating activities.

Payment of Interest on Senior Notes

On February 28, 2023, the Company paid all of the interest due as of February 1, 2023 on the Company’s 3.749% Senior Notes due 2024, 4.915% Senior Notes due 2034 and 5.165% Senior Notes due 2044 Senior Notes with borrowings under its revolving loan facility, following repayment of a portion of the Company’s revolving loans outstanding under its loan facility with proceeds from the February Voluntary Exercise.

Supplement to Prospectus Supplement

On February 23, 2023, the Company received a comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) relating to the prospectus supplement, dated February 7, 2023 (the “Prospectus Supplement”), filed by the Company with the SEC on February 9, 2023 with respect to the Public Offering. While the Company believes that the disclosure in the Prospectus Supplement, together with the related free writing prospectus, dated February 7, 2023 (the “Free Writing Prospectus”) filed by the Company with the SEC on February 7, 2023, fully complies with applicable law, in order to address the comments received from the Staff of the SEC, the Company is supplementing the Prospectus Supplement with the supplemental disclosures (the “Supplement”) set forth below. This Supplement should be read in conjunction with the Prospectus Supplement, and is qualified in its entirety by reference thereto. This Supplement supplements only those sections of the Prospectus Supplement set forth under the headings below. Other than the additions reflected below, the Prospectus Supplement remains unchanged, and this Supplement does not otherwise amend, supplement, or affect the Prospectus Supplement. From and after the date of this supplement, any references to the “Prospectus Supplement” are to the Prospectus Supplement as supplemented by this Supplement.

For clarity, double-underlined text (indicated textually in the same manner as the following example: double-underlined text) shows text being added to a referenced disclosure in the Prospectus Supplement and stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) shows text being deleted from a referenced disclosure in the Prospectus Supplement.

Cover Page to the Prospectus Supplement

1.

The following two paragraphs, which contain information similar to information on pages S-3 and S-8 of the Prospectus Supplement, are added as additional paragraphs immediately following the eleventh paragraph (“These extreme fluctuations in the market place….”) on the cover page to the Prospectus Supplement:

“The securities purchased by the investors in this offering, including in the additional tranches, will be purchased at different prices, many of which may be at prices below the current and/or then trading prices of shares of our common stock or at prices below the price at which our existing shareholders purchased our common stock. In particular, holders of our Series A Convertible Preferred Stock have the ability to convert the Series A Convertible Preferred Stock at a price that is an 8.00% discount to the lowest VWAP of our common stock during the applicable period, subject to a floor of $0.7160. As such, for so long as the trading price of our common stock does not fall below $0.7160, holders of our Series A Convertible Preferred Stock may convert at a discount to the applicable trading price. Further, the exercise price of our Series A Convertible Preferred Stock Warrants is $9,500 per share of the Series A Convertible Preferred Stock, which share has a stated value of $10,000, providing an additional discount to the holder thereof. In addition, the number of shares of common stock issuable upon the exercise of the Common Stock Warrant held by the holder of our Series A Convertible Preferred Stock Warrant will automatically increase on each exercise date of the Series A Convertible Preferred Stock Warrant, on a share by share basis, by 50.0% of the aggregate number of shares of common stock then issuable upon conversion of the Series A Convertible Preferred Stock issued to the holder in each exercise of the holder’s Series A Convertible Preferred Stock Warrant at the Alternate Conversion Price. The investors in this offering may therefore potentially make a significant profit with the resale of the securities they purchase in this offering depending on the trading price of our securities at the time of sale and the purchase price of such securities. While the investors in this offering may experience a positive rate of return based on the trading price of our securities, the existing holders of our common stock may not experience a similar rate of return on the shares of common stock they purchased due to differences in the applicable purchase price and trading price. See “Risk Factors—Risks Related to the Transactions, our Business and Liquidity—The issuance of the securities in this offering will significantly dilute the ownership interest of the existing holders of our common stock, and the market price of our common stock will likely decline significantly as a result of sales of such securities into the public market by investors in this offering and subsequent investors or the perception that such sales may occur. These declines in our share price will further cause dilution and may cause the Company to fail to meet the conditions required to cause the holder to exercise the Series A Convertible Preferred Stock Warrants.”

If the Transactions (as defined below) are not fully consummated, we expect that we will likely file for bankruptcy protection, in which case holders of our common stock will likely receive no recovery at all for the securities offered by this registration statement. See “Risk Factors—Risks Related to the Transactions, our Business and Liquidity—If the Transactions are not consummated, we expect that we will likely file for bankruptcy protection.””

Prospectus Supplement Summary—Recent Developments

2.	The fourth and fifth paragraphs under “Prospectus Supplement Summary—Recent Developments—Acceleration under ABL Facility and Amendment” on pages S-1 and S-2 are hereby supplemented as follows:

“Under the Amendment, the Company will be required to apply all net cash proceeds received from the New FILO Loan and the issuance and sale of the securities in this offering to repay outstanding revolving loans under the ABL Facility. In addition, the Company will be required to use any net cash proceeds received from the exercise of the Series A Convertible Preferred Stock Warrants (through Forced Exercise or voluntary exercise by the holder prior to a Forced Exercise Date) to repay the then-outstanding revolving loans under the ABL Facility on a ~~dollar-for dollar~~dollar-for-dollar basis. In connection with each such exercise ~~(~~other than in connection with the first and second Forced Exercise Dates~~)~~, a reserve in an amount equal to 50% of the net cash proceeds to be received by the Company upon such exercise shall be applied against the revolving borrowing base. The Company may continue to borrow under its ABL Facility in the ordinary course of business subject to availability thereunder. The Company’s borrowing capacity under the ABL Facility varies according to the Company’s inventory levels and credit card receivables, net of certain reserves, and the FILO Facility is subject to a borrowing base consisting of eligible credit card receivables, eligible inventory and eligible intellectual property. In the event of any decrease in the amount of appraised value of these assets or upon the disposition of assets or upon the receipt of certain equity proceeds including proceeds from the warrants and preferred stock, the Company’s borrowing capacity under either the ABL Facility or the FILO Facility, would similarly decrease, which could adversely impact the Company’s business and liquidity. See “Use of Proceeds.”

Pursuant to the Amended Credit Agreement, the Company will be required to use net proceeds from certain dispositions of assets and subsequent equity offerings to pay down outstanding borrowings under the Credit Facilities. In addition, the Amended Credit Agreement ~~will~~ provides for certain additional operational covenants ~~and~~, including (i) requirements for inventory and intellectual property rights appraisals, which impact the borrowing capacity and availability of the Company, (ii) engagement and retention of a specified officer, including scope of engagement, as provided in the Amended Credit Agreement, (iii) reporting obligations~~.~~, including lender conference calls and vendor disbursement reporting, and (iv) budget variance testing and certain restrictions on material adjustments to the cash compensation of officers, directors, insiders or affiliates. The Company is required to make the Notes Interest Payment (as defined below) by March 3, 2023 and Forced Exercise the Series A Convertible Preferred Stock Warrants on or prior to any Forced Exercise Date under the Amended Credit Agreement.”

Prospectus Supplement Summary—The Offering—Use of Proceeds

3.	The first paragraph under Use of Proceeds in “Prospectus Supplement Summary—The Offering” on page S-5 is hereby supplemented as follows:

“We intend to use all of the net proceeds, after deducting the underwriting discount and commission and our offering expenses, that we receive upon the issuance and sale of the securities in this offering (including, for the avoidance of doubt, all of the proceeds that we receive upon the exercise of the Series A Convertible Preferred Stock Warrants issued and sold in this offering), along with $100 million to be drawn under our amended and upsized FILO Facility, to repay outstanding revolving loans under the ABL Facility in accordance with the Amendment. Under the Amendment, we will be required to use availability under our credit facilities to make the missed interest payment on our ~~s~~Senior ~~n~~Notes by March 3, 2023. Under the Amendment, we will be required to apply all net cash proceeds received from the New FILO Loan and the issuance and sale of the securities in this offering to repay outstanding revolving loans under the ABL Facility. In addition, we will be required to use any net cash proceeds received from the exercise of the Series A Convertible Preferred Stock Warrants (through Forced Exercise or voluntary exercise by the holder prior to a Forced Exercise Date) to repay the then-outstanding revolving loans under the ABL Facility on a dollar-for-dollar basis. In connection with each such exercise other than in connection with the first and second Forced Exercise Dates, a reserve in an amount equal to 50% of the net cash proceeds to be received by the Company upon such exercise shall be applied against the revolving borrowing base. Outstanding revolving loans repaid using net proceeds of the offering may be reborrowed, subject to availability under the ABL Facility, and we expect to use those borrowings for general corporate purposes, including, but not limited to, rebalancing the Company’s assortment and building back the Company’s inventory. ~~In addition, proceeds from the exercise of Series A Convertible Preferred Stock Warrants will be used to further repay outstanding amounts under the ABL Facility with 50% of such exercise amounts being applied against the borrowing base of the ABL Facility. Such repaid amounts may be reborrowed subject to availability under the ABL Facility.~~”

Risk Factors

4.

The last paragraph of the risk factor entitled “We need the proceeds from the Transactions to pay our outstanding obligations under our Credit Facilities and Senior Notes and to operate our business, and we expect that we will likely file for bankruptcy protection if the Transactions are not consummated” on page S-8 is hereby supplemented as follows:

“If the Transactions are not consummated in accordance with their terms, (i) the Company will not enter into the Amendment, and (ii) the Company will not be able to make the Notes Interest Payment, which could result in the acceleration of the entire aggregate principal amounts of the Senior Notes. If the Company does not consummate the Transactions, the Company would not have the financial resources to satisfy its payment obligations under the Credit Facilities or the Senior Notes, and the Company expects that it will likely file for bankruptcy protection and that its assets will likely be liquidated. ~~Our equity h~~Holders of our common stock would likely not receive any recovery at all in a bankruptcy scenario. In the event a Bankruptcy Triggering Event (as defined herein) occurs, the Company shall be required, subject to federal bankruptcy laws, to redeem, in cash, the Series A Convertible Preferred Stock at a redemption price based on a required premium, as described in “Description of the Securities—Series A Convertible Preferred Stock.””

5.	The risk factor entitled “If the Transactions are not consummated, we expect that we will likely file for bankruptcy protection” on page S-8 is hereby supplemented as follows:

“If the Transactions are not consummated, we expect that we will likely file for bankruptcy protection.

If the Transactions are not fully consummated, we expect that we will likely file for bankruptcy protection. The Transactions are structured to be consummated in multiple closings or tranches, with a portion of the proceeds received by us in an upfront tranche and additional proceeds to be ~~be~~ received in multiple closings thereafter. If the Series A Convertible Preferred Stock Warrants are exercised in full, we would expect to receive approximately $100 million starting on March 1, 2023 and each subsequent seven 20-trading day period following such date, for aggregate proceeds of approximately $895.1 million. We are required to use the net cash proceeds from each exercise of Series A Convertible Preferred Stock Warrants to repay the then-outstanding revolving loans under the ABL Facility on a dollar-for-dollar basis. Under the Amended Credit Agreement, we are also required to receive proceeds from the Forced Exercise of the Series A Convertible Preferred Stock Warrants by March 1, 2023 and at the end of each 20-trading day period thereafter, subject to limited exceptions, until all of the Series A Convertible Preferred Stock Warrants have been exercised. Failure to do so would be a breach under the Amended Credit Agreement that could lead to an event of default thereunder, as a result of which we could lose access to our Credit Facilities and our obligations thereunder may be immediately accelerated. There are certain conditions ~~to our receipt of the proceeds at each closing~~that must be satisfied before we can Forced Exercise the Series A Convertible Preferred Stock Warrants, including that our common stock shall remain listed on a national securities exchange, that we have sufficient authorized common stock to issue the shares subject to such closing, that we have not filed for bankruptcy protection ~~and~~, that, to the extent we are in default under our material indebtedness, we have a valid and enforceable forbearance agreement, that the aggregate daily dollar trading volume of our common stock on any trading day during the applicable 20-trading day period shall not be less than $5,000,000 for so long as less than 21,054 shares of the Series A Convertible Preferred Stock have been issued under the Series A Convertible Preferred Stock Warrants and $15,000,000 thereafter, and that the VWAP of our common stock on any trading day during the applicable 20-trading day period shall exceed $1.25 for so long as less than 21,054 shares of the Series A Convertible Preferred Stock have been issued under the Series A Convertible Preferred Stock Warrants and $1.50 thereafter. We ~~cannot assure you that we will~~ may not satisfy the conditions for the future funding tranches, including that we will have sufficient authorized capital ~~common stock~~ to issue the shares subject to such closing, and therefore that we will receive all of the proceeds from the Transactions. See “Risk Factors—Risks Related to the Transactions, our Business and Liquidity—Future issuances of equity or debt securities by us may adversely affect the market price of our common stock and we may not have sufficient authorized share capital for issuing all of the shares of common stock subject to this offering.” If we do not receive any or all of the proceeds from the Transactions, whether because we cannot satisfy the conditions precedent or otherwise, irrespective of our execution of our transformative plan, then we may be in breach under our Amended Credit Agreement (unless such breach is waived), which could lead to us losing access to our Credit Facilities and to the acceleration of all of our obligations thereunder, and we would expect that we will likely file for bankruptcy protection, in which case you will likely receive no recovery at all for the common stock that you~~r securities offered hereby~~own.”

6.

The risk factor entitled “The issuance of the securities in this offering will significantly dilute the ownership interest of the existing holders of our common stock, and the market price of our common stock will likely decline significantly as a result of sales of such securities into the public market by investors in this offering and subsequent investors or the perception that such sales may occur” on page S-8 is hereby supplemented as follows:

“The issuance of the securities in this offering will significantly dilute the ownership interest of the existing holders of our common stock, and the market price of our common stock will likely decline significantly as a result of sales of such securities into the public market by investors in this offering and subsequent investors or the perception that such sales may occur.

Our existing holders of common stock will be significantly diluted by the issuance of the securities in this offering. Our public float will be significantly increased and the market price of our common stock could decline significantly as a result of subsequent sales of the shares of common stock issued in this offering, which could occur at any time, or the perception that such sales may occur.

Assuming a conversion price of (i) $6.15, which is the maximum conversion price, (ii) $1.3206, which is the applicable Alternate Conversion Price on March 6, 2023 and (iii) $0.7160, which is the minimum Alternate Conversion Price, approximately 243.9 million, 1,135.7 million and 2,094.7 million shares of common stock, respectively, could be issued upon the exercise or conversion, as applicable, of the securities offered hereby, and assuming all of the shares of the Series A Convertible Preferred Stock are converted into common stock at the applicable conversion price, all of the Series A Convertible Preferred Stock Warrants are exercised in full and the underlying shares of the Series A Convertible Preferred Stock are converted into common stock at the conversion price and all of the Common Stock Warrants are exercised on a cashless basis, such that the number of shares issuable under the Common Stock Warrants is equal to the product of (x) the number of shares then issuable upon exercise and (y) 0.65. If all such shares are issued and resold by holders thereof, our total number of shares of common stock outstanding following such issuances and resales would be 308%, 1,068% and 1,886%, respectively, of our total number of shares of common stock outstanding as of February 6, 2023 prior to such issuances, assuming that we have sufficient authorized capital stock to issue such shares of common stock.

In addition, the shares ~~purchased~~acquired by the investors in this offering, including in the additional tranches, will be purchased at different prices, many of which may be at prices below the current and/or then trading prices of shares of our common stock or at prices below the price at which our existing shareholders purchased our common stock. The investors in this offering may potentially make a significant profit with the resale of the securities they purchase in this offering depending on the trading price of our securities at the time of ~~a~~ sale and the purchase price of such securities ~~by them~~. The exercise price of our Series A Convertible Preferred Stock Warrants is $9,500 per share of Series A Convertible Preferred Stock, which share has a stated value of $10,000. This discount is similar to the discount offered upon initial purchase of the Series A Convertible Preferred Stock in this offering. Our Series A Convertible Preferred Stock is convertible into shares of common stock at a conversion price at the lower of (i) the applicable conversion price in effect on the applicable conversion date and (ii) the greater of (x) $0.7160 and (y) 92.0% of the lowest VWAP of the common stock on any trading day during the applicable 20-trading day period. As such, for so long as the trading price of our common stock does not fall below $0.7160, holders of our Series A Convertible Preferred Stock may convert at a discount to the applicable trading price. In addition, the number of shares of common stock issuable upon the exercise of the Common Stock Warrant held by the holder of our Series A Convertible Preferred Stock Warrant will automatically increase on each exercise date of the Series A Convertible Preferred Stock Warrant, on a share by share basis, by 50.0% of the aggregate number of share of common stock then issuable upon conversion of the Series A Convertible Preferred Stock issued to the holder in each exercise of the holder’s Series A Convertible Preferred Stock Warrant at the Alternate Conversion Price. The Common Stock Warrants are exercisable immediately at an exercise price of $6.15 per share or may be exercised on a cashless basis, in which case the number of shares issuable shall equal the product of (x) the number of shares then issuable upon exercise and (y) 0.65. Assuming a purchaser that purchased 20,000 shares of Series A Convertible Preferred Stock in this offering, and therefore received Series A Convertible Preferred Stock Warrants, exercised all of its Series A Convertible Preferred Stock Warrants in full, converted all of the Series A Convertible Preferred Stock into common stock (at the conversion price of $2.3727), and exercised all of its Common Stock Warrants on a cashless basis, such holder would pay to the Company $911,133,629 and receive an aggregate of 533,769,859 shares, assuming we have sufficient authorized capital stock to issue all shares of common stock. Based on the closing price of our common stock of $3.01 on February 7, 2023, a purchaser of 20,000 shares of Series A Convertible Preferred Stock in this offering would receive a discount of $1.3030, or 43.3% per share of common stock on the basis of these assumptions. While the investors in this offering may experience a positive rate of return based on the trading price of our securities, the existing holders of our common stock may not experience a similar rate of return on the shares of common stock they purchased due to differences in the applicable purchase price and trading price.”

7.

The first paragraph of the risk factor entitled “Trading in our securities is highly speculative, and we may be required to file for bankruptcy protection even if the Transactions are fully consummated” on page S-9 is hereby supplemented as follows:

“Trading in our securities is highly speculative and poses substantial risks to investors. Trading prices for our securities may bear little or no relationship to the actual recovery, if any, by holders of our securities in any bankruptcy proceeding and ~~our equity~~the holders of our common stock will likely not receive any recovery at all in a bankruptcy scenario. In the event a Bankruptcy Triggering Event occurs, the Company shall be required, subject to federal bankruptcy laws, to redeem, in cash, the Series A Convertible Preferred Stock at a redemption price based on a required premium, as described in “Description of the Securities—Series A Convertible Preferred Stock.” Our operations and ability to develop and execute our business plan, our financial condition, our liquidity and our continuation as a going concern, are subject to risks and uncertainties. These risks include the following:”

8.	The risk factor entitled “Future issuances of equity or debt securities by us may adversely affect the market price of our common stock” on pages S-15 and S-16 is hereby supplemented as follows:

“Future issuances of equity or debt securities by us may adversely affect the market price of our common stock and we may not have sufficient authorized share capital for issuing all of the shares of common stock subject to this offering.

Our authorized share capital consists of 900.0 million shares of common stock. As of January 21, 2023 and February 22, 2023, we had an aggregate of 117.4 million and 237.4 million shares outstanding, respectively, 517.6 million shares of common stock authorized but unissued, as well as 265.0 million and 145 million treasury shares, respectively. We may issue, or move out of treasury, as applicable, all of these shares of common stock without any action or approval by our shareholders, subject to certain exceptions. ~~Based on the closing price of our common stock on February 6, 2023, we believe we will have 900.0~~Assuming a conversion price of (i) $6.15, which is the maximum conversion price, (ii) $1.3206, which is the applicable Alternate Conversion Price on March 6, 2023 and (iii) $0.7160, which is the minimum Alternate Conversion Price, approximately 243.9 million, 1,135.7 million and 2,094.7 million shares of common stock ~~outstanding immediately after this offering and giving effect to~~, respectively, could be issued upon the exercise or conversion, as applicable, of the securities offered hereby, and ~~outstanding awards,~~ assuming all of the shares of the Series A Convertible Preferred Stock are converted into common stock at the applicable ~~C~~c onversion ~~P~~price, all of the Series A Convertible Preferred Stock Warrants are exercised in full and the underlying shares of the Series A Convertible Preferred Stock are converted into common stock at the ~~C~~conversion ~~P~~price and all of the Common Stock Warrants ~~issued in this offering~~ are exercised~~. As a result~~ on a cashless basis, such that the number of shares issuable under the Common Stock Warrants is equal to the product of (x) the number of shares then issuable upon exercise and (y) 0.65. As a result, if the price of our common stock remains at the Alternate Conversion Price calculated as of March 6, 2023, or if securities are converted at the lowest Alternate Conversion Price of $0.7160, unless we receive shareholder approval to increase our authorized share capital ~~for~~ o~~u~~r effectuate a reverse stock split, we will likely not be able to issue all of the shares of common stock underlying the securities offered hereby. If we cannot obtain shareholder approval, we will not be able to issue the requisite number of shares of common stock ~~or~~underlying the securities ~~linked to our common stock. Additionally, depending on the trading prices of our common stock we may need to issue more or fewer shares of common stock in connection with the exercise of the Warrants~~offered hereby. If we do not have the shares of common stock available to issue in connection with such exercises, we will be required to provide the exercising holder a buy-in of cash and will not be able to issue shares to raise money in an alternative common stock offering. Additionally, we may not satisfy the conditions for the future funding tranches under the Series A Convertible Preferred Stock Warrants, including that we will have sufficient shares of common stock reserved for issuance, and therefore that we will receive all of the proceeds from the Transactions. If we do not receive any or all of the proceeds from the Transactions, whether because we cannot satisfy the conditions precedent or otherwise, irrespective of our execution of our transformative plan, then we expect that we will likely file for bankruptcy protection, in which case holders of our common stock will likely receive no recovery at all for common stock that they own. See “Risk Factors––Risks Related to the Transactions, our Business and Liquidity—If the Transactions are not consummated, we expect that we will likely file for bankruptcy protection.” Additionally, depending on the trading prices of our common stock we may need to issue more or fewer shares of common stock in connection with the exercise of the Warrants.

In the future, we may attempt to obtain financing or to increase further our capital resources, or refinance existing obligations, by issuing additional shares of our common stock or offering debt or other equity securities, including commercial paper, medium-term notes, senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. Future acquisitions could require substantial additional capital in excess of cash from operations. There can be no guarantee that these offers to exchange will be successful. In addition, we also expect to issue additional shares in connection with the exercise of our stock options under our incentive plans.

Issuing additional shares of our common stock or other equity securities or securities convertible into equity for financing or in connection with our incentive plans, acquisitions or otherwise may dilute the economic and voting rights of our existing shareholders or reduce the market price of our common stock or both. Upon liquidation, holders of our debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their stockholdings in us. See “Description of Common Stock” in the accompanying prospectus.”

9.

The risk factor entitled “The market price of our common stock could decline due to the large number of outstanding shares of our common stock that may become available for future sale” on pages S-16 and S-17 is hereby supplemented as follows:

“The market price of our common stock could decline due to the large number of outstanding shares of our common stock that may become available for future sale.

Following this offering, we will not be able to issue additional shares of common stock or securities linked to our common stock unless we receive shareholder approval to increase our authorized share capital ~~for~~ o~~u~~r ~~common~~effectuate a reverse stock split. If we receive such approval, then sales of substantial amounts of our common stock in the public market in future offerings~~,~~ or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future, at a time and price that we deem appropriate. In addition, the additional sale of our common stock by our officers or directors in the public market~~,~~ or the perception that these sales may occur, could cause the market price of our common stock to decline. Further, resales by the investors of the securities offered hereby could have a significant impact on the market price of our common stock. Assuming a conversion price of (i) $6.15, which is the maximum conversion price, (ii) $1.3206, which is the applicable Alternate Conversion Price on March 6, 2023 and (iii) $0.7160, which is the minimum Alternate Conversion Price, approximately 243.9 million, 1,135.7 million and 2,094.7 million shares of common stock, respectively, could be issued upon the exercise or conversion, as applicable, of the securities offered hereby, and assuming all of the shares of the Series A Convertible Preferred Stock are converted into common stock at the applicable conversion price, all of the Series A Convertible Preferred Stock Warrants are exercised in full and the underlying shares of the Series A Convertible Preferred Stock are converted into common stock at the conversion price and all of the Common Stock Warrants are exercised on a cashless basis, such that the number of shares issuable under the Common Stock Warrants is equal to the product of (x) the number of shares then issuable upon exercise and (y) 0.65. If all such shares are issued and resold by holders thereof, our total number of shares of common stock outstanding following such issuances and resales would be 308%, 1,068% and 1,886%, respectively, of our total number of shares of common stock outstanding as of February 6, 2023 prior to such issuances, assuming that we have sufficient authorized capital stock to issue such shares of common stock. See “—The issuance of the securities in this offering will significantly dilute the ownership interest of the existing holders of our common stock, and the market price of our common stock will likely decline significantly as a result of sales of such securities into the public market by investors in this offering and subsequent investors or the perception that such sales may occur.”

We may issue shares of our common stock or other securities from time to time as consideration for, or to finance, future acquisitions, investments, debt-for-equity exchanges or for other capital needs. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our common stock. If any such acquisition or investment is significant, the number of shares of common stock or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial and may result in additional dilution to our shareholders. We may also grant registration rights covering shares of our common stock or other securities that we may issue in connection with any such acquisitions and investments.”

Use of Proceeds

10.	The first paragraph of the Use of Proceeds section on page S-22 is hereby supplemented as follows:

“We intend to use all of the net proceeds, after deducting the underwriting discount and commission and our offering expenses, that we receive upon the issuance and sale of the securities in this offering (including, for the avoidance of doubt, all of the proceeds that we receive upon the exercise of the Series A Convertible Preferred Stock Warrants issued and sold in this offering), along with $100 million to be drawn under our amended and upsized FILO Facility, to repay outstanding revolving loans under the ABL Facility in accordance with the Amendment. Under the Amendment, we will be required to use availability under our credit facilities to make the missed interest payment on our ~~s~~Senior ~~n~~Notes by March 3, 2023. Under the Amendment, we will be required to apply all net cash proceeds received from the New FILO Loan and the issuance and sale of the securities in this offering to repay outstanding revolving loans under the ABL Facility. In addition, we will be required to use any net cash proceeds received from the exercise of the Series A Convertible Preferred Stock Warrants (through Forced Exercise or voluntary exercise by the holder prior to a Forced Exercise Date) to repay the then-outstanding revolving loans under the ABL Facility on a dollar-for-dollar basis. In connection with each such exercise other than in connection with the first and second Forced Exercise Dates, a reserve in an amount equal to 50% of the net cash proceeds to be received by the Company upon such exercise shall be applied against the revolving borrowing base. Outstanding revolving loans repaid using net proceeds of the offering may be reborrowed, subject to availability under the ABL Facility, and we expect to use those borrowings for general corporate purposes, including, but not limited to, rebalancing the Company’s assortment and building back the Company’s inventory. ~~In addition, proceeds from the exercise of Series A Convertible Preferred Stock Warrants will be used to further repay outstanding amounts under the ABL Facility with 50% of such exercise amounts being applied against the borrowing base of the ABL Facility. Such repaid amounts may be reborrowed subject to availability under the ABL Facility.~~”

Supplement to Free Writing Prospectus

The Company is also supplementing the Free Writing Prospectus (the “FWP Supplement”) to address the comments received from the Staff of the SEC on February 23, 2023. The FWP Supplement should be read in conjunction with the Free Writing Prospectus and is qualified in its entirety by reference thereto. The Company believes that the disclosure in the Free Writing Prospectus comply fully with applicable law. This FWP Supplement supplements only those sections of the Free Writing Prospectus set forth under the headings below. Other than the additions reflected below, the Free Writing Prospectus remains unchanged, and the FWP Supplement does not otherwise amend, supplement, or affect the Free Writing Prospectus. From and after the date of this supplement, any references to the “Free Writing Prospectus” are to the Free Writing Prospectus as supplemented by the FWP Supplement.

For clarity, double-underlined text (indicated textually in the same manner as the following example: double-underlined text) shows text being added to a referenced disclosure in the Free Writing Prospectus and stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) shows text being deleted from a referenced disclosure in the Free Writing Prospectus.

11.	The third paragraph under “Pricing Terms” is hereby supplemented as follows:

“Preferred Stock Warrants: Prospective investors that purchase $75,000,000 or more of our Series A Convertible Preferred Stock and Common Stock Warrants will also receive a pro rata interest in 84,216 Preferred Stock Warrants to purchase up to 84,216 shares of Series A Convertible Preferred Stock, initially convertible into 354,937,414 shares of Common Stock upon conversion of the Series A Convertible Preferred Stock assuming an Alternate Conversion Price (as defined below) of $2.3727 per share. The Preferred Stock Warrants are immediately exercisable at any time at the option of the holder for a pro rata interest in the total Preferred Warrant Shares at an exercise price of $9,500 per share and will expire one year from the issuance date.”

12.	The fifth paragraph under “Pricing Terms” is hereby supplemented as follows:

“At the option of the holder of the Series A Convertible Preferred Stock, at any time and from time to time, the Series A Convertible Preferred Stock may be converted into Conversion Shares at a conversion price at the lower of (i) the applicable conversion price in effect on the applicable conversion date and (ii) the greater of (x) $0.7160 and (y) 92% of the lowest volume-weighted average price of the Common Stock during the ten consecutive trading day period ending and including the trading day a conversion notice is delivered (the “Alternate Conversion Price”). The Alternate Conversion Price of $2.3727 represents 92% of $2.5790, which is the lowest volume-weighted average price of the Common Stock during the ten consecutive trading day period ending on February 7, 2023. The number of Common Stock Warrants represents the sum of (i) 45,476,040, which represents 10% of the number of shares of Common Stock issuable upon conversion of our Series A Convertible Preferred Stock purchased at the initial closing, assuming an Alternate Conversion Price of $2.3727 and (ii) 49,911,493, which represents 50% of the aggregate number of shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock issued at the initial closing, assuming an Alternate Conversion Price of $2.3727.”

Forward-Looking Statements

This Current Report contains a number of forward-looking statements. Words such as “expect,” “will,” “working,” “plan” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the Company’s ability to use current and future financing sources, including receipt of the full amount of gross proceeds from the Company’s previously announced financing transactions, and the anticipated use of proceeds therefrom as well as the Company’s ability to successfully execute its turnaround plans. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond the Company’s control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the uncertainties related to market conditions and the receipt of the full amount of gross proceeds from such financing transactions on the anticipated terms or at all, the Company’s ability to use proceeds from such financing transactions to pay down outstanding debt obligations and operate its business; risks related to the failure to receive the full amount of gross proceeds from such financing transactions, which the Company expects will likely force it to file for bankruptcy protection; the Company’s ability to regain and maintain access to its credit agreement; the Company’s ability to deliver and execute on its turnaround plans; the Company’s potential need to seek additional strategic alternatives, including restructuring or refinancing of its debt, seeking additional debt or equity capital, reducing or delaying its business activities and strategic initiatives, or selling assets, other strategic transactions and/or other measures, including obtaining relief under the U.S. Bankruptcy Code, and the terms, value and timing of any transaction resulting from that process; the Company’s ability to finalize or fully execute actions and steps that would be probable of mitigating the existence of “substantial doubt” regarding the Company’s ability to continue as a going concern; and the Company’s ability to increase cash flow to support the Company’s operating activities and fund its obligations and working capital needs, and the other risk factors described in the Company’s filings with the SEC, including the factors set forth under the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended February 26, 2022, the Company’s Quarterly Reports on Form 10-Q for the quarters ended May 28, 2022, August 27, 2022 and November 26, 2022, Exhibit 99.3 to the Company’s Current Report on Form 8-K filed on February 6, 2023 and the Company’s Current Report on Form 8-K filed on February 7, 2023. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this Current Report, except as required by applicable law or regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BED BATH & BEYOND INC. (Registrant)

Date: March [●], 2023

By:
	Name:	David M. Kastin
	Title:	Executive Vice President, Chief Legal Officer & Corporate Secretary